SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No.2)*

                             COHO ENERGY, INC.
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                              (Name of Issuer)

                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                 192481208
        -----------------------------------------------------------
                               (CUSIP Number)
              Kenneth Maiman, Esq., Appaloosa Management L.P.
       26 Main Street, First Floor, Chatham, NJ 07928, (973) 701-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             December 12, 2001
          -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  192481208                         Page 2 of 5 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,384,936

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,384,936

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,384,936

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.09%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No.  192481208                         Page 3 of 5 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    David Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,384,936

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,384,936

                10  SHARED DISPOSITIVE POWER

                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,384,936

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.09%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 (the "Amendment No. 2"), filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David
A. Tepper ("Mr. Tepper" and together with the Manager, the "Reporting Persons"), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2000 (as amended by Amendment No. 1 filed by the Reporting Persons on August 10, 2001, the "Schedule 13D"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of Coho Energy, Inc., a Texas Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended to add the following at the end thereof:

     As disclosed in Amendment No. 1, on August 10, 2001, James Bolin and Ronald Goldstein advised the Company that they were resigning, effective immediately, as directors of the Company. As of the date hereof, the Purchasers do not intend to seek to fill the vacancies on the Company's board of directors created by the resignations of Mr. Bolin and Mr. Goldstein with directors designated by them.

     Except as otherwise described in this Amendment No. 2, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is hereby amended as follows:

     Based upon information disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2001, as of November 13, 2001, there were a total of 18,714,175 shares of Common Stock issued or required to be issued by the Company. Therefore, the Reporting Persons' beneficial ownership of shares constitutes approximately 18.09% of the issued and outstanding Common Stock.

     (a) (b) The Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 3,384,936 shares of Common Stock.

     (c) During the past sixty days, the Reporting Persons sold the following shares of Common Stock, all in open market transactions:

   Sale Date               Number of Shares     Per Share Sale Price

December 12, 2001             1,650,000             $0.01609
---------------------- ------------------------- ----------------------
December 13, 2001               135,000             $0.0110
---------------------- ------------------------- ----------------------
December 14, 2001               100,000             $0.0110
---------------------- ------------------------- ----------------------

---------------------- ------------------------- ----------------------

     Except as set forth above, neither of the Reporting Persons has effected any transactions in the Common Stock during the sixty days preceding the date of this Amendment No. 2.

     (d)  Not applicable.

     (e)  Not applicable.

Signature

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 18, 2001
                                Appaloosa Management L.P.
                                 By:  Appaloosa Partners Inc.,
                                      Its General Partner



                                By:  /s/ David A. Tepper
                                   --------------------------------
                                   Name:  David A. Tepper
                                   Title:  President



                                   /s/ David A. Tepper
                                   --------------------------------
                                   David A. Tepper